Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces new collective labour agreement at Tasiast

Toronto, Ontario – October 4, 2016 – Kinross Gold Corporation (TSX:K; NYSE:KGC) is pleased to announce that it has agreed to a new three-year collective labour agreement (CLA) with unionized employees at its Tasiast mine in Mauritania.

As previously announced in its Q2 2016 results news release, the Company and the Government of Mauritania have also agreed to a “Mauritanization” plan to increase the number of local workers at Tasiast, a requirement under Mauritanian law. Tasiast resumed normal mining and processing activities in mid-August after resolving the expatriate work permit issue, which was part of the Mauritanization plan agreement.

The new CLA and Mauritanization plan underscore the strong ongoing partnerships Kinross continues to build in the country with both its employees and the Government.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com